VALMIE RESOURCES, INC.

9190 Double diamond Parkway,

Reno, Nevada, 89521

August 13, 2012

VIA EDGAR

John Reynolds

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Mr. Reynolds:

Re:      Valmie Resources, Inc.

Registration Statement on Form S-1

            Amendment No 1.  Filed July 27, 2012
            File No. 333-180424

Please accept this letter as Valmie Resources, Inc. official response to your comment letter dated August 10, 2012.

Cover Page

1.      Please revise your cover page and your Plan of Distribution section to clearly state that the selling shareholders will sell their shares at a fixed price of $0.10 per share until the shares are quoted on the Over-The-Counter Bulletin Board or other listed exchange.

ANSWER:  We have made the requested revisions.

Certain Relationships and Related Transactions, page 43

2.      We note your response to comment 5.  Please revise to provide the disclosure required by Item 404(c) of Regulation S-K or advise us why the disclosure is not required.

ANSWER:  We have added the following disclosure:

“As of the date of this prospectus, Mr. Baessato has not received and will not receive anything of value (including money, property, contracts, options or rights of any kind), directly or indirectly, from our company.  In addition, we have not acquired and will not acquire any assets from Mr. Baessato.”

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 42

3.      We note you filed a Form 8-K on August 3, 2012 to report a change in accountants.  Please note that you are not subject to the Exchange Act reporting requirements under Section 15d.  Therefore, please revise to provide disclosures required by Item 304 of Regulation S-K in your amended Form S-1.  Ensure you address the following:

•         Explicitly disclose the audit report for the fiscal year ended November 30, 2011 was modified as to uncertainty in accordance with Item 304(a)(1)(ii) of Regulation S-K, and

•         File an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with your disclosures in your amended Form S-1.

ANSWER:  We have made the requested revisions.

Please contact me if you have any further questions.

Sincerely,

Valmie Resources, Inc.

Per:  /s/ Mauro Baessato

Mauro Baessato

President & C.E.O.